BioHarvest Sciences Announces Strategic CDMO Partnership to Revolutionize Saffron Compound Production with Botanical Synthesis

Partnership with “Saffron Tech” to Advance Production of One of the World’s Most Valuable Botanicals

Management Concurrently Shares Third Quarter 2025 Preliminary Results and  Provides Guidance for the Fourth Quarter of 2025

Vancouver, British Columbia and Rehovot, Israel - October 30, 2025 - BioHarvest Sciences Inc. (NASDAQ: BHST) (“BioHarvest” or the “Company”), a biotechnology company pioneering its patented Botanical Synthesis technology platform, today announced it has entered into a strategic CDMO agreement with Saffron Tech, a company pioneering advanced cultivation methods for saffron - one of the world’s most valuable and health-promoting botanicals - to develop and commercialize saffron-derived botanical compounds using BioHarvest’s patented Botanical Synthesis platform.

Saffron CDMO Partnership

Founded in 2020, Saffron Tech is a pioneer in revolutionizing saffron cultivation. The agritech company is the first to successfully produce multiple cycles of top-grade saffron year-round, setting a benchmark in the agricultural sector. Saffron is renowned as the world’s most expensive spice, often retailing for over $10,000 per kilogram due to its labor-intensive cultivation and limited geographic supply - primarily from Iran, which accounts for over 80% of global production. Each kilogram requires harvesting 150,000 Crocus sativus flowers by hand, making saffron supply volatile, seasonal, and costly.

Per the terms of the agreement, BioHarvest and Saffron Tech will collaborate to develop and commercialize saffron-derived botanical compounds using BioHarvest’s patented Botanical Synthesis platform, which enables consistent, scalable, and cost-effective production of plant-based molecules without growing the plant itself. The partnership will combine BioHarvest’s bioreactor-based manufacturing scale and cell-growth expertise with Saffron Tech’s specially cultivated Saffron specie as well as its initial saffron cell-culture research. The initiative covers both Stage 1 and Stage 2 of CDMO development, with solid-phase and liquid-phase work conducted simultaneously - an approach that could significantly shorten the time to market.

Under the terms of the agreement, Saffron Tech will own 75% of the developed saffron compositions, ownership IP and commercial associated rights, and BioHarvest will hold the remaining 25%. Upon the completion of the development phases of the composition, BioHarvest intends to manufacture the compound at large scale and market the compound in its direct-to-consumer e-commerce business by developing a line of nutraceutical products leveraging saffron’s functional benefits which include cognitive function, eye health, and antioxidant benefits.

Management Commentary - Saffron CDMO Partnership

Dr. Zaki Rakib, Chairman and Head of BioHarvest’s CDMO division commented: “We will leverage our Botanical Synthesis platform technology to research and develop saffron’s valuable bioactive compounds so that they can be produced consistently, economically, and sustainably - eliminating the need for large-scale cultivation, seasonal constraints, and geopolitical dependencies. This collaboration with Saffron Tech represents a perfect example of how our Botanical Synthesis platform can redefine the economics and accessibility of high-value botanicals.

“Saffron is both rare and scientifically compelling - used for centuries for its wellness benefits but constrained by extreme production costs and supply chain challenges. By executing both Stage 1 and Stage 2 simultaneously, and integrating Saffron Tech’s existing cell-culture work, we are dramatically accelerating our path to market. Together, we will make saffron’s health-promoting compounds available at industrial scale, with consistent quality and unmatched sustainability,” concluded Rakib.

Michael Oster, CEO of Saffron Tech, added, “Saffron Tech’s mission has always been to harness technology to expand the global impact of saffron. Partnering with BioHarvest enables us to move from cultivation to cell-based production, an approach that can finally unlock saffron’s true potential in health, nutrition, and wellness markets. The combination of solid-phase and liquid-phase development will fast-track innovation while building on our existing saffron cell lines. BioHarvest’s world-class Botanical Synthesis platform and manufacturing scale make them the ideal partner to help us deliver consistent, cost-effective, and sustainable saffron compounds to the world.”

Saffron has traditionally been cultivated in limited regions such as Iran, Spain, and Kashmir, where its production is vulnerable to climate change, political instability, and manual labor shortages. As global demand for saffron-based wellness and functional food products grows rapidly, a sustainable, controlled production alternative is urgently needed. Through Botanical Synthesis, BioHarvest and Saffron Tech aim to revolutionize saffron ingredient production - from a field-based crop to a cell-based, precision-controlled process - ensuring stable supply, reproducible quality, and reduced environmental footprint.

Third Quarter 2025 Preliminary  Results & Fourth Quarter 2025 Financial Guidance

BioHarvest is providing preliminary unaudited revenue guidance for the third quarter of 2025, expected to be approximately $9.1M, in line with management guidance with an expected unaudited adjusted EBITDA range of ($0.7M) to ($0.4M). Cash and cash equivalents as of September 30, 2025, totaled approximately $11M.

The company is concurrently providing guidance for the fourth quarter of 2025 with a revenue  range of $9 - $9.5M with adjusted EBITDA expected to be in the range of ($0.6M) to $0.0 M.

Ilan Sobel, CEO of BioHarvest Sciences, said: “The third quarter of 2025 was highlighted by growth in our VINIA® business as well as in our CDMO Services business. We are sharing the aforementioned adjusted EBITDA expectations for the fourth quarter, which reflect the start dates of certain major marketing programs and product launches, such as our upcoming VINIA® BloodFlow Hydration product to be launched on Nov 7 and Phase 2 of our Health Pros affiliate program rolling out in November. We believe we are well positioned to reach adjusted EBITDA breakeven in the  near term and we remain on track to achieve long-term growth for our business. We look  forward to discussing our full third quarter results on our upcoming November earnings call.”

About Saffron Tech

Saffron Tech is an agritech innovator founded in 2020 that has transformed saffron cultivation through its proprietary Controlled Environment Agriculture system, producing premium-grade saffron year-round. By blending advanced R&D, technology and agricultural science, Saffron Tech achieves yields up to 44 times higher than traditional methods and maintains a robust supply chain that combats counterfeits. Their diversified portfolio spans premium saffron spice, extracts for the food-supplement and cosmetic industries, and branded consumer products -  and they also license their cultivation technology to other vertical farms. Committed to sustainability and health-centric innovation, the company is positioned to expand further into skincare and nutraceutical markets. To learn more, please visit https://saffron-tech.ag.

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV0) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and manufacturing organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Use of Non-IFRS Financial Measures

The preliminary financial results presented herein are estimates and subject to the completion of the Company’s financial closing and other procedures and finalization of the Company’s consolidated financial statements for its quarter ended September 30, 2025, and subsequent events may occur that require adjustments to these results. These preliminary financial results have not been reviewed by the Company’s independent auditors. Accordingly, actual financial and operating results that will be reflected in the Company’s Quarterly Report on Form 6-K for the three months ending September 30, 2025, including in its financial statements, may differ materially from these preliminary results. In addition, any statements regarding the Company's estimated financial results for the quarterly period ended  September 30, 2025, included herein, do not present all information necessary for an understanding of the Company's financial condition and results of operations as of and for the quarterly period ended September 30, 2025. Moreover, this preliminary information for the quarterly period ended September 30, 2025, is not necessarily indicative of results that may be achieved for any future period.

This press release includes the following non-IFRS measure - Adjusted EBITDA, which is not a measure of financial performance under IFRS and should not be considered as an alternative to net income as a measure of financial performance. Adjusted EBITDA represents net income (loss) before interest, taxes, depreciation, and amortization adjusted for stock-based compensation, cost of financing, exchange rate, fair value adjustment of convertible loan and or warrants as well as issuance of warrants. The company believes this non-IFRS measure, when considered together with the corresponding IFRS measures, provides useful information to investors and management regarding financial and business trends relating to the company's results of operations. However, this non-IFRS measure has significant limitations in that it does not reflect all the costs and other items associated with the operation of the company's business as determined in accordance with IFRS. In addition, the company's non-IFRS measures may be calculated differently and are therefore not comparable to similar measures by other companies. Therefore, investors should consider non-IFRS measures in addition to, and not as a substitute for, or superior to, measures of financial performance in accordance with IFRS. A reconciliation of Adjusted EBITDA to net income, its corresponding IFRS measure, is reflected in BioHarvest’s quarterly earnings press releases.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For the CDMO Services Business Unit, there is no assurance of additional future contracts, and readers are cautioned that increased revenue is not necessarily an increase in net income or profitability as costs will likely increase as well. There is no assurance that signed research agreements will proceed past a contracted stage, or that a developed molecule or compound will be commercialized. Successful commercialization of any compound developed will be subject to consumer preferences, advertising budgets and other factors affecting market acceptance of new products which are uncertain and cannot be assured. All forward-looking statements are inherently uncertain, and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHST does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations

(604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

(949) 259-4987

BHST@mzgroup.us